BMO Financial Group Reports First Quarter 2023 Results

EARNINGS RELEASE

BMO’s First Quarter 2023 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2023, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

First Quarter 2023 Compared with First Quarter 2022:

•	Net income of $247 million, compared with $2,933 million; adjusted net income[1,3] of $2,272 million, compared with $2,584 million

•	Reported earnings per share (EPS)[2] of $0.30, compared with $4.43; adjusted EPS[1,2,3] of $3.22, compared with $3.89

•	Provision for credit losses (PCL) of $217 million, compared with a recovery of the provision for credit losses of $99 million

•	Return on equity (ROE) of 1.3%, compared with 21.4%; adjusted ROE[1,3] of 13.4%, compared with 18.8%

•	Common Equity Tier 1 Ratio[4] of 18.2%, compared with 14.1%

Toronto, February 28, 2023 – For the first quarter ended January 31, 2023, BMO Financial Group recorded net income of $247 million or $0.30 per share on a reported basis, and net income of $2,272 million or $3.22 per share on an adjusted basis.

“We had a very good start to the year, with continued strong operating performance in our Canadian and U.S. Personal and Commercial businesses and improving momentum in BMO Capital Markets, benefitting from our strategic investments in talent and technology. Our results continue to reflect our diversified business mix and our superior risk management approach and credit quality,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“The completion of our acquisition of Bank of the West on February 1st is a historic moment for BMO and the natural next step in our North American growth strategy, as we warmly welcome thousands of employees and 1.8 million customers in key U.S. markets to the BMO family. Our shared commitment to customer loyalty, community reinvestment and sustainability further strengthens our position as a leading North American bank and enhances our long-term growth opportunities.

“This quarter, we were again recognized as the most sustainable bank in North America for the fourth year in a row in Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World. Our continued recognition as a global leader in this area reinforces our commitment to sustainable business practices and financing activities, as we deliver on our ambition to be our client’s lead partner in the transition to a net-zero world,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2023 dividend of $1.43 per common share, unchanged from the prior quarter, and an increase of $0.10 or 8% from the prior year. The quarterly dividend of $1.43 per common share is equivalent to an annual dividend of $5.72 per common share.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our First Quarter 2023 Report to Shareholders.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)

Q1-2023 reported net income included a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of fair value management actions related to the acquisition of Bank of the West, compared with revenue of $413 million ($562 million pre-tax) in the prior year, and acquisition and integration costs of $181 million ($239 million pre-tax), compared with $10 million ($12 million pre-tax) in the prior year. In addition, Q1-2023 net income included $371 million of tax expense related to certain tax measures enacted by the Canadian government and $6 million ($8 million pre-tax) of interest expense and legal fees relating to the lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q1-2022 net income included the impact of divestitures of $48 million ($26 million pre-tax) related to the sale of our EMEA Asset Management business. Both the current quarter and prior year included amortization of acquisition-related intangible assets of $6 million ($8 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group First Quarter 2023 Earnings Release 1

Significant Events

On February 1, 2023, we completed the acquisition of Bank of the West from BNP Paribas for a cash purchase price of US$13.8 billion, reflecting dividends from Bank of the West to BNP Paribas and other closing adjustments. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern parts of the United States. The acquisition enables our expansion in Bank of the West’s primary markets, including California, and accelerates our commercial banking expansion.

Under International Financial Reporting Standards (IFRS), the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West as at February 1, 2023, based on their relative fair values, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. Due to the proximity of the closing date to the release of our interim consolidated financial statements, the initial accounting for the acquisition has not been finalized, including the valuation of assets acquired and liabilities assumed, including loans, intangible assets, goodwill, deposits and contingent liabilities. The acquisition, including the purchase accounting impacts, will be reflected in our results in the second quarter of fiscal 2023. We have updated our estimates of the financial impact to the bank’s results to reflect the later than anticipated closing and conversion dates. We remain confident in achieving annual pre-tax cost synergies of US$670 million through operational efficiencies across our combined businesses and for the transaction to be approximately 7% accretive to our fiscal 2024 earnings per share, excluding the impact of the accretion of credit and fair value marks. We expect to incur pre-tax merger and integration costs of approximately US$1.5 billion.

The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates have increased since the announcement of the acquisition, the fair value of the acquired fixed rate assets (in particular, loans and securities) has decreased, resulting in higher goodwill on closing compared with estimates in our original assumptions. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits approximate par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions impacted capital ratios at closing, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition was in U.S. dollars, the change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the closing resulted in a change to the Canadian dollar equivalent goodwill.

We proactively managed the exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at closing. As part of our fair value management actions, we entered into interest rate swaps that increased in value as interest rates rose, resulting in mark-to-market gains (losses) recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched-duration U.S. treasuries and other balance sheet instruments that generated net interest income. Together, these transactions aimed to mitigate the effects of any changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate the effects of changes in the Canadian dollar equivalent of the purchase price on closing. Changes in the fair value of these forward contracts were recorded in other comprehensive income (OCI) until closing of the transaction. On close, the accumulated gains in Other Comprehensive Income reduced the Canadian dollar equivalent of the purchase price.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included a loss of $1,461 million ($2,011 million pre-tax) related to the management of interest rate changes, comprising $1,628 million pre-tax of mark-to-market losses on the interest rate swaps as at January 31, 2023, recorded in non-interest revenue, as well as a loss of $383 million pre-tax on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

The cumulative impact on our Common Equity Tier 1 Ratio related to these fair value management actions since the announcement of the acquisition was an increase of approximately 120 basis points. In addition, the changes in the fair value of the forward contracts decreased OCI by $264 million in the current quarter and increased OCI by $374 million on a cumulative basis, since the announcement of the acquisition.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group First Quarter 2023 Earnings Release

First Quarter 2023 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios in this First Quarter 2023 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Adjusted results in the current quarter excluded a loss of $1,461 million ($2,011 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill, compared with revenue of $413 million ($562 million pre-tax) in the prior year, as well as acquisition and integration costs of $181 million ($239 million pre-tax), compared with $10 million ($12 million pre-tax) in the prior year. In addition, the current quarter excluded $371 million of tax expense related to certain tax measures enacted by the Canadian government and a $6 million ($8 million pre-tax) legal provision comprising interest expense and legal fees related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. The prior year excluded the impact of divestitures of $48 million ($26 million pre-tax) related to the sale of our EMEA Asset Management business. Both the current quarter and prior year excluded amortization of acquisition-related intangibles assets of $6 million ($8 million pre-tax). Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

Reported net income decreased from the prior year, primarily due to the impact of the items noted above, and adjusted net income decreased 12%, with higher net revenue more than offset by higher expenses, and a higher provision for credit losses compared with a recovery in the prior year. Net income increased in U.S. P&C due to the impact of the stronger U.S. dollar and decreased in all operating groups on a source currency basis. On a reported basis, Corporate Services recorded a net loss, compared with net income in the prior year, and on an adjusted basis, Corporate Services recorded a higher net loss.

Canadian P&C

Reported and adjusted net income was $980 million, a decrease of $24 million or 2% from the prior year. Results reflected a 9% increase in revenue, driven by higher net interest income reflecting strong growth in balances and higher net interest margins, which was more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $698 million, and adjusted net income was $699 million, both increasing $17 million or 3%. The impact of the stronger U.S. dollar increased net income by 6%.

On a U.S. dollar basis, reported net income was $520 million and adjusted net income was $521 million, both decreasing $16 million or 3% from prior year. Results reflected a 12% increase in revenue, primarily due to higher net interest income reflecting higher net interest margins and loan balances, more than offset by higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $277 million and adjusted net income was $278 million, both decreasing $38 million or 12% from the prior year. Wealth and Asset Management reported net income was $207 million, a decrease of $54 million or 20% due to lower revenue reflecting weaker global markets and higher expenses. Insurance net income was $70 million, an increase of $16 million or 29% from the prior year.

BMO Capital Markets

Reported net income was $503 million, a decrease of $202 million or 29% from the prior year, and adjusted net income was $510 million, a decrease of $202 million or 28%. Reported and adjusted results were impacted by current market conditions, resulting in lower Investment and Corporate Banking revenue and Global Markets revenue compared with particularly strong results in the prior year, as well as higher expenses and a lower recovery of the provision for credit losses.

Corporate Services

Reported net loss was $2,211 million, compared with reported net income of $228 million in the prior year, and adjusted net loss was $195 million, compared with an adjusted net loss of $130 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted results decreased primarily due to lower revenue and higher expenses, partially offset by the impact of a more favourable effective tax rate in the current quarter.

Capital

BMO’s Common Equity Tier 1 Ratio was 18.2% as at January 31, 2023, an increase from 16.7% at the end of the fourth quarter of 2022, primarily driven by $3.4 billion common share issuances through a public offering and private placements, and lower risk-weighted assets.

BMO Financial Group First Quarter 2023 Earnings Release 3

Credit Quality

Total provision for credit losses was $217 million, compared with a recovery of the provision for credit losses of $99 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 15 basis points, compared with a total recovery of credit losses ratio of 8 basis points in the prior year. The provision for credit losses on impaired loans was $196 million, an increase of $110 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared with 7 basis points in the prior year. There was a $21 million provision for credit losses on performing loans in the current quarter, compared with a $185 million recovery in the prior year. The $21 million provision for credit losses on performing loans in the current quarter reflected increased uncertainty in credit conditions and growth in certain portfolios, largely offset by portfolio credit improvement, including benefits from risk transfer transactions. The $185 million recovery of credit losses in the prior year largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and a weaker economic outlook.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, in the first quarter of 2023:

•	BMO employees pledged more than $31 million to the United Way and thousands of other community organizations across North America, setting a new BMO record.

•

We completed the acquisition of Radicle Group Inc., a leader in sustainability advisory services and solutions, including carbon credit origination and environmental commodity trading. The acquisition makes BMO a leader in carbon credit development and technology-driven emissions measurement and management, and enhances our commitment to help our clients understand and manage the risks and opportunities of the energy transition.

•

BMO InvestorLine announced the launch of its new ESG Insights feature that provides self-directed investors with Environmental, Social and Governance (ESG) ratings for individual equities and exchange traded funds (ETFs), to help them evaluate the ESG risks and opportunities of the investments they make.

•	BMO joined Ontario Soccer as its newest premier partner, collaborating on new empowerment initiatives to foster gender equity for soccer benefiting thousands of women and girls.

•

We announced a Community Benefits Plan that outlines a commitment of more than $40 billion to local communities across our expanded footprint in the United States, with a focus on increasing home ownership and supporting the growth of small businesses in low to moderate-income neighbourhoods.

BMO’s leadership continues to be recognized in several rankings, including:

•

Ranked among the most sustainable companies on the Dow Jones Sustainability Indices (DJSI). In addition, BMO ranked in the 95th percentile among banks globally and earned the highest possible score in the areas of Environment Reporting, Social Reporting and Financial Inclusion.

•

Named as one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World and, for the fourth consecutive year, ranked as North America’s most sustainable bank. We ranked eighth in the world and in the top 15 per cent of banks globally for sustainable revenue and received high marks for diversity on our Board and the representation of diversity among our directors and senior leadership.

•	Recognized by the World Benchmarking Alliance’s new global benchmark (WBA) as the world’s top ranked financial institution for helping make progress in support of a just and sustainable economy.

•

Included for the eighth consecutive year in the Bloomberg Gender-Equality Index (GEI), which recognizes BMO as a global leader in gender equality and inclusion within the workplace and the community, and for publicly demonstrating our commitment to equality and advancing women.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group First Quarter 2023 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated February 28, 2023 for the period ended January 31, 2023 (First Quarter 2023 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our First Quarter 2023 Report to Shareholders which is available at www.sedar.com.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section in our First Quarter 2023 Report to Shareholders.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

BMO Financial Group First Quarter 2023 Earnings Release 5

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022

Reported Results

Net interest income	4,021	3,767	4,019
Non-interest revenue	2,449	6,803	3,704
Revenue	6,470	10,570	7,723
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,193)	369	(81)
Revenue, net of CCPB	5,277	10,939	7,642
Provision for credit losses	(217)	(226)	99
Non-interest expense	(4,421)	(4,776)	(3,846)
Income before income taxes	639	5,937	3,895
Provision for income taxes (6)	(392)	(1,454)	(962)
Net income	247	4,483	2,933
Diluted EPS ($)	0.30	6.51	4.43

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	-	-	(29)
Management of fair value changes on the purchase of Bank of the West (2)	(2,011)	4,541	562
Legal provision (3)	(6)	(515)	-
Impact of adjusting items on revenue (pre-tax)	(2,017)	4,026	533

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (4)	(239)	(193)	(12)
Amortization of acquisition-related intangible assets (5)	(8)	(8)	(8)
Impact of divestitures (1)	-	6	3
Legal provision (3)	(2)	(627)	-
Impact of adjusting items on non-interest expense (pre-tax)	(249)	(822)	(17)
Impact of adjusting items on reported net income (pre-tax)	(2,266)	3,204	516

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	-	-	(29)
Management of fair value changes on the purchase of Bank of the West (2)	(1,461)	3,336	413
Legal provision (3)	(5)	(382)	-
Impact of adjusting items on revenue (after-tax)	(1,466)	2,954	384

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (4)	(181)	(145)	(10)
Amortization of acquisition-related intangible assets (5)	(6)	(6)	(6)
Impact of divestitures (1)	-	8	(19)
Legal provision (3)	(1)	(464)	-
Impact of adjusting items on non-interest expense (after-tax)	(188)	(607)	(35)
Impact of Canadian tax measures (6)	(371)	-	-
Impact of adjusting items on reported net income (after-tax)	(2,025)	2,347	349
Impact on diluted EPS ($)	(2.92)	3.47	0.54

Adjusted Results

Net interest income	4,410	4,439	3,974
Non-interest revenue	4,077	2,105	3,216
Revenue	8,487	6,544	7,190
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,193)	369	(81)
Revenue, net of CCPB	7,294	6,913	7,109
Provision for credit losses	(217)	(226)	99
Non-interest expense	(4,172)	(3,954)	(3,829)
Income before income taxes	2,905	2,733	3,379
Provision for income taxes (6)	(633)	(597)	(795)
Net income	2,272	2,136	2,584
Diluted EPS ($)	3.22	3.04	3.89

(1)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business. Q4-2022 net income included a $8 million ($6 million pre-tax) recovery of non-interest expense, and Q1-2022 included a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market gains and $157 million of pre-tax losses recorded in net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million of pre-tax interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(3)

Q1-2023 reported net income included $6 million ($8 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. Q4-2022 included $846 million ($1,142 million pre-tax), comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(4)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West recorded in non-interest expenses in Corporate Services. Q1-2023 included $178 million ($235 million pre-tax), Q4-2022 included $143 million ($191 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). In addition, reported net income included acquisition and integration costs recorded in non-interest expense in BMO Capital Markets related to both Radicle and Clearpool in Q1-2023, and to Clearpool in Q4-2022 and Q1-2022: Q1-2023 included $3 million ($4 million pre-tax), Q4-2022 included $2 million ($2 million pre-tax), and Q1-2022 included $3 million ($4 million pre-tax).

(5)

Reported income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group and was $6 million ($8 million pre-tax) in each of Q1-2023, Q4-2022 and Q1-2022.

(6)

Q1-2023 reported net income included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement, recorded in Corporate Services.

6 BMO Financial Group First Quarter 2023 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q1-2023

Reported net income (loss)	980	698	1,678	277	503	(2,211)	247	(558)
Acquisition and integration costs	-	-	-	-	3	178	181	132
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Impact of divestitures	-	-	-	-	-	-	-	-
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	6	6	5
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Adjusted net income (loss)	980	699	1,679	278	510	(195)	2,272	676

Q4-2022

Reported net income (loss)	917	660	1,577	298	357	2,251	4,483	2,306
Acquisition and integration costs	-	-	-	-	2	143	145	106
Amortization of acquisition-related intangible assets	-	2	2	-	4	-	6	4
Impact of divestitures	-	-	-	-	-	(8)	(8)	(3)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(3,336)	(3,336)	(2,470)
Legal provision	-	-	-	-	-	846	846	621
Adjusted net income (loss)	917	662	1,579	298	363	(104)	2,136	564

Q1-2022

Reported net income (loss)	1,004	681	1,685	315	705	228	2,933	1,145
Acquisition and integration costs	-	-	-	-	3	7	10	7
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Impact of divestitures	-	-	-	-	-	48	48	(40)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(413)	(413)	(325)
Adjusted net income (loss)	1,004	682	1,686	316	712	(130)	2,584	791

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q1-2023	Q4-2022	Q1-2022
Reported net income	247	4,483	2,933
Dividends on preferred shares and distributions on other equity instruments	(38)	(77)	(55)
Net income available to common shareholders (A)	209	4,406	2,878
After-tax amortization of acquisition-related intangible assets	6	6	6
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	215	4,412	2,884
After-tax impact of other adjusting items (1)	2,019	(2,353)	(355)
Adjusted net income available to common shareholders (C)	2,234	2,059	2,529
Average common shareholders’ equity (D)	66,015	63,343	53,345
Return on equity (%) (= A/D) (2)	1.3	27.6	21.4
Adjusted return on equity (%) (= C/D) (2)	13.4	12.9	18.8
Average tangible common equity (E) (3)	60,882	58,224	48,431
Return on tangible common equity (%) (= B/E) (2)	1.4	30.1	23.6
Adjusted return on tangible common equity (%) (= C/E) (2)	14.6	14.0	20.7

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.
(3)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $5,283 million in Q1-2023, $5,247 million in Q4-2022, and $5,031 million in Q1-2022. Acquisition-related intangible assets of $115 million in Q1-2023, $124 million in Q4-2022, and $138 million in Q1-2022, net of related deferred tax liabilities of $265 million in Q1-2023, $252 million in Q4-2022, and $255 million in Q1-2022.

BMO Financial Group First Quarter 2023 Earnings Release 7

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to our Climate Ambition and net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, plans for the combined operations of BMO and Bank of the West and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the anticipated benefits from acquisitions, including Bank of the West, such as potential synergies, accretion to adjusted earnings per share (EPS), and operational efficiencies, are not realized; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in our First Quarter 2023 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as updated in the Economic Developments and Outlook section in our First Quarter 2023 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2023 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies and integration costs. Assumptions about BMO and Bank of the West’s current and expected financial performance (including balance sheet, income statement and regulatory capital figures), expected cost and revenue synergies (and timing to achieve), and current and future foreign exchange rates, interest rates and shares outstanding were material factors considered in estimating adjusted EPS accretion.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

8 BMO Financial Group First Quarter 2023 Earnings Release

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 28, 2023, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806 5484 (toll-free outside Toronto), entering Passcode: 1713282#. A replay of the conference call can be accessed until March 31, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 1518711#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under DRIP

November 2022: $129.42

December 2022: $122.67

January 2023: $133.62

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2023

The next Annual Meeting of Shareholders will be held on Tuesday, April 18, 2023.

® Registered trademark of Bank of Montreal

BMO Financial Group First Quarter 2023 Earnings Release 9